1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

News Release

Contact:

Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 3.8% Quarter-over-Quarter Decline in Revenues Resulting in Earnings per Share of NT$ 0.38 or Earnings per ADS of US$ 0.06 for Fourth Quarter 2011

Taichung, Taiwan, Feb 15, 2012–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2011 were NT$ 15,710 million, which represented a 3.8% decline in revenues compared to the third quarter of 2011 and a 1.5% growth in revenues compared to the fourth quarter of 2010. SPIL reported a net income of NT$ 1,171 million for the fourth quarter of 2011, compared with a net income of NT$ 1,471 million and a net income of NT$ 1,114 million for the third quarter of 2011 and the fourth quarter of 2010, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.38, and diluted earnings per ADS was US$ 0.06.

SPIL today announced that its consolidated sales revenues for the full-year of 2011 were NT$ 61,237 million, which represented a 4.1% decline in revenues compared to same period of 2010. SPIL reported a net income of NT$ 4,837 million for the full-year of 2011, compared with a net income of NT$ 5,627 million for the same period of 2010.

Diluted earnings per ordinary share for 2011 was NT$ 1.55, and diluted earnings per ADS was US$ 0.26.

All figures were prepared in accordance with R.O.C. GAAP on an unaudited consolidated basis.

Operating results review:

•

For the fourth quarter of 2011, net revenues from IC packaging were NT$ 14,292 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,418 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 13,198 million, representing a decrease of 4.7% compared to the third quarter of 2011 and a decrease of 0.6% compared to the fourth quarter of 2010.

•

Raw materials costs were NT$ 7,015 million for the fourth quarter of 2011, and represented 44.7% of total net revenues, whereas raw materials costs were NT$ 7,568 million and represented 46.4% of total net revenues for the third quarter of 2011.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 94 million.

•

Gross profit was NT$ 2,512 million for the fourth quarter of 2011, representing a gross margin of 16.0%, which increased from a gross margin of 15.2% for the third quarter of 2011 and was up from 14.3% for the fourth quarter of 2010.

•

Total operating expenses for the fourth quarter of 2011 were NT$ 1,175 million, which included selling expenses of NT$ 209 million, administrative expenses of NT$ 422 million and R&D expenses of NT$ 544 million. Total operating expenses represented 7.5% of total net revenues for the fourth quarter of 2011.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 31 million.

•

Operating income was NT$ 1,337 million for the fourth quarter of 2011, representing an operating margin of 8.5%, which increased from 8.2% for the third quarter of 2011 and increased from 7.9% for the fourth quarter of 2010.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 45 million for the fourth quarter of 2011 was mainly due to appreciation of our US dollar denominated asset as a result of an appreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Net income before tax was NT$ 1,431 million for the fourth quarter of 2011, which decreased from a net income before tax of NT$ 1,629 million for the third quarter of 2011 and increased from a net income before tax of NT$ 1,194 million for the fourth quarter of 2010.

•

Income tax expense was NT$ 260 million for the fourth quarter of 2011, compared with income tax expense of NT$ 158 million for the third quarter of 2011 and income tax expense of NT$ 80 million for the fourth quarter of 2010.

•

Net income was NT$ 1,171 million for the fourth quarter of 2011, which decreased from a net income of NT$ 1,471 million for the third quarter of 2011 and increased from a net income of NT$ 1,114 million for the fourth quarter of 2010.

•	Total number of shares outstanding was 3,097 million shares as of Dec 31,2011. Diluted earnings per ordinary share for this quarter was NT$ 0.38, or US$ 0.06 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 15,942 million as of Dec 31, 2011 from NT$ 14,230 million as of Sept 30, 2011, and NT$ 15,519 million as of Dec 31, 2010.

•	Capital expenditures for the fourth quarter of 2011 totaled NT$ 2,509 million, which included NT$ 2,131 million for packaging equipment and NT$ 378 million for testing equipment.

•	Total depreciation expenses for the fourth quarter of 2011 totaled NT$ 2,349 million, which included NT$ 1,780 million was from packaging operations and NT$ 569 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,292 million for the fourth quarter of 2011, which represented a decrease of NT$ 655 million or 4.4% compared to the third quarter of 2011.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 46%, 25% and 20%, respectively, of total net revenues for the fourth quarter of 2011.

•

Capital expenditures for IC packaging operations totaled NT$ 2,131 million for the fourth quarter of 2011, which included NT$ 2,128 million for packaging and building construction and NT$ 3 million for wafer bumping operations.

•	As of Dec 31, 2011 we had 6,535 wirebonders installed, of which 111 were added and 192 were disposed in the fourth quarter of 2011.

IC testing service:

•	Net revenues from testing operations were NT$ 1,418 million for the fourth quarter of 2011, which represented an increase of NT$ 40 million or 2.9% compared to the third quarter of 2011.

•	Capital expenditures for testing operations totaled NT$ 378 million for the fourth quarter of 2011.

•	As of Dec 31, 2011 we had 334 testers installed, of which 10 were added and 13 were disposed in the fourth quarter of 2011.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q11	3Q11

Communication	48%	54%

Computing	14%	14%

Consumer	23%	19%

Memory	15%	13%

•	Breakdown by packaging type:

By packaging type	4Q11	3Q11

Bumping & FCBGA	20%	19%

Substrate Based	46%	45%

Leadframe Based	25%	27%

Testing	9%	9%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Dec 31, 2011 reflect our gains or losses attributable to the fourth quarter of 2011 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited consolidated financial data for our company for the three months ended Dec 31, 2011, nor the unaudited consolidated financial data for our company for the nine months ended Dec 31 2011 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Dec 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2011			Dec 31, 2010		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	526,560	15,941,600	19	15,519,008	19	422,592	3
Accounts receivable	338,684	10,253,663	12	9,721,839	12	531,824	5
Inventories	131,631	3,985,115	5	3,515,897	4	469,218	13
Other current assets	48,598	1,471,296	2	2,435,324	4	(964,028)	-40

Total current assets	1,045,472	31,651,674	38	31,192,068	39	459,606	1

Long-term investments	175,207	5,304,398	6	6,485,268	8	(1,180,870)	-18
Fixed assets	2,818,304	85,324,141	102	78,967,319	95	6,356,822	8
Less accumulated depreciation	(1,360,176)	(41,179,337)	-49	(36,040,524)	-44	(5,138,813)	14

Net fixed assets	1,458,127	44,144,804	53	42,926,795	51	1,218,009	3

Other assets	85,553	2,590,108	3	1,952,940	2	637,168	33

Total Assets	2,764,360	83,690,984	100	82,557,071	100	1,133,913	1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	50,000	1,513,750	2	1,461,281	2	52,469	4
Accounts payable	211,531	6,404,096	8	7,345,871	9	(941,775)	-13
Other current liability	230,042	6,964,527	9	7,736,454	10	(771,927)	-10
Long-term loans	314,858	9,532,335	11	4,368,158	5	5,164,177	118
Other liabilities	15,901	481,406	—	349,126	—	132,280	38

Total Liabilities	822,332	24,896,114	30	21,260,890	26	3,635,224	17

Stockholders’ Equity
Capital stock	1,029,351	31,163,611	37	31,163,611	38	—	—
Capital reserve	543,469	16,453,527	19	16,453,527	19	—	—
Legal reserve	236,568	7,162,092	9	6,599,402	8	562,690	9
Retained earnings	160,892	4,871,009	6	5,644,961	7	(773,952)	-14
Unrealized gain or loss on financial instruments	3,669	111,072	—	1,788,512	2	(1,677,440)	-94
Cumulated translation adjustment	12,388	375,051	—	(353,832)	—	728,883	-206
Net loss not recognized as pension cost	(12,463)	(377,304)	—	—	—	(377,304)	—
Treasury Stock	(31,848)	(964,188)	-1	—	—	(964,188)	—

Total Equity	1,942,027	58,794,870	70	61,296,181	74	(2,501,311)	-4

Total Liabilities & Shareholders’ Equity	2,764,360	83,690,984	100	82,557,071	100	1,133,913	1

Forex ( NT$ per US$ )		30.275		29.13

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q2011				4Q 2010		YOY	4Q 2011	3Q 2011		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	519,330		15,709,747	100.0		15,478,985	1.5	15,709,747		16,324,530	-3.8
Cost of Goods Sold	(436,305)		(13,198,213)	-84.0		(13,272,013)	-0.6	(13,198,213)		(13,842,471)	-4.7

Gross Profit	83,026		2,511,534	16.0		2,206,972	13.8	2,511,534		2,482,059	1.2

Operating Expenses
Selling Expenses	(6,911)		(209,065)	-1.3		(156,959)	33.2	(209,065)		(195,942)	6.7
Administrative Expenses	(13,950)		(421,973)	-2.7		(407,391)	3.6	(421,973)		(430,762)	-2.0
Research and Development Expenses	(17,974)		(543,701)	-3.5		(420,206)	29.4	(543,701)		(508,794)	6.9

	(38,834)		(1,174,739)	-7.5		(984,556)	19.3	(1,174,739)		(1,135,498)	3.5

Operating Income	44,192		1,336,795	8.5		1,222,416	9.4	1,336,795		1,346,561	-0.7

Non-operating Income	5,105		154,440	1.0		75,832	103.7	154,440		373,872	-58.7
Non-operating Expenses	(1,995)		(60,345)	-0.4		(104,491)	-42.2	(60,345)		(91,820)	-34.3

Income from Continuing Operations before Income Tax	47,302		1,430,890	9.1		1,193,757	19.9	1,430,890		1,628,613	-12.1
Income Tax Credit (Expenses)	(8,581)		(259,586)	-1.7		(79,894)	224.9	(259,586)		(157,323)	65.0

Net Income	38,721		1,171,304	7.5		1,113,863	5.2	1,171,304		1,471,290	-20.4

Earnings Per Ordinary Share-Diluted		NT$	0.38		NT$	0.36			NT$	0.47

Earnings Per ADS-Diluted		US$	0.06		US$	0.06			US$	0.08

Weighted Average Outstanding Shares-Diluted (‘k)			3,097,232			3,133,262				3,113,650

Forex ( NT$ per US$ )			30.25			30.35				29.17

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended on Dec 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2011 and 2010
	2011				2010		YOY Change %
	USD	NTD		%	NTD
Net Sales	2,024,360		61,236,892	100.0		63,857,470	-4.1
Cost of Goods Sold	(1,710,627)		(51,746,475)	-84.5		(54,041,264)	-4.2

Gross Profit	313,733		9,490,417	15.5		9,816,206	-3.3

Operating Expenses
Selling expenses	(24,150)		(730,532)	-1.2		(392,391)	86.2
Administrative expenses	(55,151)		(1,668,317)	-2.7		(1,509,261)	10.5
Research and development expenses	(66,163)		(2,001,417)	-3.3		(1,538,307)	30.1

	(145,463)		(4,400,266)	-7.2		(3,439,959)	27.9

Operating Income	168,269		5,090,151	8.3		6,376,247	-20.2

Non-operating Income	23,632		714,876	1.2		340,523	109.9
Non-operating Expenses	(8,625)		(260,899)	-0.4		(326,990)	-20.2

Income Before Income Tax	183,277		5,544,128	9.1		6,389,780	-13.2
Income Tax Credit (Expenses)	(23,368)		(706,885)	-1.2		(762,873)	-7.3

Net Income	159,909		4,837,243	7.9		5,626,907	-14.0

Earnings Per Ordinary Share-Diluted		NT$	1.55		NT$	1.80

Earnings Per ADS-Diluted		US$	0.26		US$	0.30

Weighted Average Outstanding Shares-Diluted (‘k)			3,121,771			3,133,262

Forex (NT$ per US$)			30.25			30.35

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2011		12 months, 2010
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	159,777	4,837,243	5,626,907
Depreciation	300,127	9,086,334	8,479,361
Amortization	18,483	559,571	433,973
Change in working capital & others	(47,829)	(1,448,034)	(133,723)

Net cash flows provided from operating activities	430,557	13,035,114	14,406,518

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(362,752)	(10,982,303)	(15,321,235)
Increase of financial asset carried at cost	(16,185)	(490,000)	(1,133,950)
Proceeds from disposal of equipments	19,933	603,472	1,254,054
Payment for deferred charges/other changes	(34,170)	(1,034,507)	(881,415)

Net cash used in investing activities	(393,174)	(11,903,338)	(16,082,546)

Cash Flows from Financing Activities:
Increase of short-term loan	—	—	1,248,592
Increase of long-term loan	165,153	5,000,000	4,525,336
Cash dividends distributed to shareholders and cash bonus distributed to employees	(166,754)	(5,048,478)	(8,040,177)
Proceeds from the exercise of employee stock option /other charges	(28,924)	(875,664)	—

Net cash provided from financing activities	(30,525)	(924,142)	(2,266,249)

Foreign currency exchange effect	7,100	214,958	(153,876)

Net increase (decrease) in cash and cash equivalents	13,958	422,592	(4,096,153)

Cash and cash equivalents at beginning of period	512,601	15,519,008	19,615,161

Cash and cash equivalents at end of period	526,560	15,941,600	15,519,008

Forex ( NT$ per US$ )		30.275	29.13

(1) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 15, 2012	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer